EXHIBIT 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: 617.668.6855

pkehe@dynasil.com

Dynasil Corporation of America Reports

Second Quarter Fiscal 2018 Net Income of $1.3 Million

Newton, MA, May 14, 2018 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced net income of $1.3 million or $0.08 per share for the second quarter of fiscal year 2018.

“I am happy to report revenue in our Optics segment showed an 11% increase for the quarter as compared to the same period last year – the second consecutive quarter of double-digit revenue growth in Optics’ revenue,” said CEO Peter Sulick. “Additionally, this quarter’s results contain a $1.3 million benefit for income taxes as the result our ongoing review for the PATH 2015 federal R&E Tax Credit for the years 2012 thru 2016. We anticipate completing this review by the fiscal year end and we are expecting additional state credits will be determined as well.

“And although our Research segment’s revenue decreased 10% this quarter, as compared to last year, largely due to a delay in commercial revenue, RMD’s commercial revenue shows signs of picking up this quarter, as evidenced by the recently announced new purchase orders from Thermo Fisher Scientific. Overall, our revenue for the quarter was up 2% over the same period last year.”

Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended March 31, 2018
	Optics	Contract Research	Biomedical	Total
Revenue	$5,910,000	$4,345,000	$-	$10,255,000
Gross profit	2,050,000	1,895,000	-	3,945,000
GM %	35%	44%	-	38%
Operating expenses	1,858,000	1,813,000	194,000	3,865,000
Operating income (loss)	$192,000	$82,000	$(194,000)	$80,000

Results of Operations for the Three Months Ended March 31, 2017
	Optics	Contract Research	Biomedical	Total
Revenue	$5,281,000	$4,804,000	$-	$10,085,000
Gross profit	1,913,000	1,875,000	-	3,788,000
GM %	36%	39%	-	38%
Operating expenses	1,597,000	1,802,000	392,000	3,791,000
Operating income (loss)	$316,000	$73,000	$(392,000)	$(3,000)

Net income (loss) attributable to common stockholders was approximately $1.3 million or $0.08 per share for the quarter ended March 31, 2018 and ($0.1) million or ($0.00) per share for the quarter ended March 31, 2017. Dynasil’s provision for income taxes for the second quarter of 2018 was a benefit of $1.3 million as compared to a tax provision of $0.1 million for the same period in fiscal year 2017. The 2018 provision in the second quarter of fiscal year 2018 was the result of a PATH 2015 federal R&E Tax Credit for the years 2012 thru 2016 that we are estimating based on the review we are in the process of conducting.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today, Monday, May 14, 2018. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the expecting timing of the First-in-Human clinical trial of the Xcede patch, the success of efforts to fund Xcede, results of our pre-clinical and planned clinical trials, regulatory approvals, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, governmental budgetary and funding matters, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, clinical results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, changing priorities or reductions in government spending, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to comply with our debt obligations, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 20, 2017, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	March 31, 2018	September 30, 2017
ASSETS
Current Assets
Cash and cash equivalents	$1,130,000	$2,415,000
Accounts receivable, net	4,276,000	3,407,000
Costs in excess of billings and unbilled receivables	846,000	1,317,000
Inventories, net of reserves	4,638,000	4,326,000
Prepaid expenses and other current assets	686,000	973,000
Total current assets	11,576,000	12,438,000

Property, Plant and Equipment, net	7,551,000	7,032,000
Other Assets
Intangibles, net	997,000	987,000
Deferred tax asset	3,351,000	2,642,000
Goodwill	6,009,000	5,940,000
Security deposits	33,000	58,000
Total other assets	10,390,000	9,627,000

Total Assets	$29,517,000	$29,097,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,896,000	$2,007,000
Capital lease obligations, current	62,000	91,000
Accounts payable	1,744,000	2,380,000
Deferred revenue	126,000	129,000
Accrued expenses and other liabilities	2,745,000	2,667,000
Total current liabilities	6,573,000	7,274,000

Long-term Liabilities
Long-term debt, net of current portion	1,172,000	1,045,000
Capital lease obligations, net of current portion	61,000	81,000
Deferred tax liability, net	244,000	234,000
Other long-term liabilities	164,000	38,000
Total long-term liabilities	1,641,000	1,398,000

Stockholders' Equity
Dynasil stockholders' equity	19,948,000	18,971,000
Noncontrolling interest	1,355,000	1,454,000
Total stockholders' equity	21,303,000	20,425,000

Total Liabilities and Stockholders' Equity	$29,517,000	$29,097,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2018	2017	2018	2017
Net revenue	$10,255,000	$10,085,000	$19,443,000	$19,228,000
Cost of revenue	6,310,000	6,297,000	11,958,000	11,915,000
Gross profit	3,945,000	3,788,000	7,485,000	7,313,000
Operating expenses:
Sales and marketing	388,000	328,000	667,000	593,000
Research and development	215,000	335,000	524,000	531,000
General and administrative	3,262,000	3,128,000	6,418,000	6,115,000

Total operating expenses	3,865,000	3,791,000	7,609,000	7,239,000
Income (loss) from operations	80,000	(3,000)	(124,000)	74,000
Interest expense, net	45,000	45,000	88,000	112,000
Income (loss) before taxes	35,000	(48,000)	(212,000)	(38,000)
Income tax (benefit)	(1,255,000)	71,000	(595,000)	(2,658,000)
Net income (loss)	1,290,000	(119,000)	383,000	2,620,000
Less: Net loss attributable to noncontrolling interest	(33,000)	(64,000)	(108,000)	(133,000)
Net income (loss) attributable to common stockholders	$1,323,000	$(55,000)	$491,000	$2,753,000

Net income (loss)	$1,290,000	$(119,000)	$383,000	$2,620,000
Other comprehensive income (loss):
Foreign currency translation	222,000	65,000	257,000	(230,000)
Total comprehensive income (loss)	1,512,000	(54,000)	640,000	2,390,000
Less: comprehensive income (loss) attributable to noncontrolling interest	(33,000)	(64,000)	(108,000)	(133,000)
Total comprehensive income (loss) attributable to common stockholders	$1,545,000	$10,000	$748,000	$2,523,000

Basic net income (loss) per common share	$0.08	$(0.00)	$0.03	$0.16
Diluted net income (loss) per common share	$0.08	$(0.00)	$0.03	$0.16

Weighted average shares outstanding
Basic	17,133,468	16,886,628	17,090,530	16,847,679
Diluted	17,133,468	16,886,628	17,090,530	16,847,679